Filed by Cambridge Bancorp

(Commission File No. 001-38184)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cambridge Bancorp

(Commission File No. 001-38184)

Cambridge Bancorp (“Cambridge”) is mailing the following letter to Cambridge shareholders of record as of the record date for the special meeting of Cambridge shareholders:

January 16, 2024

Dear Cambridge Bancorp Shareholders:

At the special meeting of shareholders of Cambridge Bancorp (“Cambridge”) scheduled for February 28, 2024 (the “Special Meeting”), you will be asked to approve the Agreement and Plan of Merger (the “Merger Agreement”) by and among Cambridge, Cambridge Trust Company, a wholly-owned subsidiary of Cambridge, Eastern Bankshares, Inc. (“Eastern”), Eastern Bank, a wholly owned subsidiary of Eastern, and Citadel MS 2023, Inc., a wholly owned subsidiary of Eastern, pursuant to which Eastern will, upon the terms and subject to the conditions set forth in the Merger Agreement, acquire Cambridge in an all-stock transaction (the “Merger”). Shareholders will also be asked to approve on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Cambridge in connection with the Merger and to approve one or more adjournments of the Special Meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement.

If the Merger is completed, Cambridge shareholders will receive 4.956 shares of Eastern common stock for each share of Cambridge common stock they own on the effective date of the Merger. Cambridge shareholders will also receive cash in lieu of any fractional shares of Eastern common stock they would have otherwise received in the Merger.

Approval of the Merger cannot be completed unless the holders of at least two-thirds of the outstanding shares of Cambridge common stock entitled to vote at the Special Meeting vote to approve the Merger Agreement. Your vote is extremely important and is critical to conducting the formal business of the meeting.

Voting your Proxy:

Please take a few moments of your time and vote today by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You can also vote by telephone by calling (866) 804-9616 or vote via the internet by logging on to www.aalvote.com/CATC to vote conveniently and securely online. Please note that to vote by telephone or via the internet, you will need the 11-digit unique control number that appears on the proxy card.

If you have questions concerning the Merger or need assistance voting your shares please contact our proxy solicitor, Alliance Advisors, LLC at: (844) 984-3713.

No matter how many shares you own, it is important that you vote your shares today! The Cambridge board of directors recommends that you vote “FOR” each of the proposals to be considered at the Special Meeting.

Sincerely,

Joseph Sapienza

Chief Financial Officer

Cambridge Bancorp

Additional Information and Where to Find It

In connection with the proposed transaction, Eastern Bankshares, Inc. (“Eastern”) has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Eastern and Cambridge Bancorp (“Cambridge”) and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF EASTERN AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Eastern and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.

Participants in Solicitation

Cambridge and Eastern and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Cambridge’s executive officers and directors in Cambridge’s definitive proxy statement filed with the SEC on March 16, 2023. You can find information about Eastern’s executive officers and directors in Eastern’s definitive proxy statement filed with the SEC on April 3, 2023. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Cambridge or Eastern using the sources indicated above.